Exhibit 99.2

NEWS RELEASE

GOLDGROUP HIGHLIGHTS ITS TWO PRODUCING MINES AND SIGNIFICANT GROWTH POTENTIAL ACROSS THE DON DAVID GOLD COMPLEX IN MEXICO

Established underground mining operations, permitted infrastructure and multiple mineralized vein systems provide a strong platform for production growth and exploration

Vancouver, British Columbia – September 10, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV: GORO; NYSE American: GORO; FSE: 55G) is pleased to provide an overview of its Oaxaca mining operations and regional land package, held by its Mexican subsidiary, Don David Gold Mexico S.A. de C.V. (“DDGM”), and collectively referred to as the “DDGM district.” DDGM is an established gold and silver mining operation including the producing Arista and Alta Gracia underground mines, the El Aguila processing facility and an extensive regional exploration land package along the San José structural corridor.

Don David is not a single-deposit operation. It includes two producing underground mines – Arista and Alta Gracia – together with multiple known mineralized vein systems and an extensive regional exploration land package. This combination provides Goldgroup with opportunities to support ongoing production, expand known mineralized systems and continue testing exploration targets both near existing operations and across the broader district.

DON DAVID AT A GLANCE

●	Two producing underground mines: Arista and Alta Gracia
●	Established infrastructure including processing and filtration facilities, grid-connected power, water storage, paste plant, dry-stack tailings, and road access
●	Nominal 1,800-tonne-per-day flotation plant and 300-tonne-per-day agitated-leach circuit at the El Aguila processing facility.
●	Ore from both Arista and Alta Gracia is currently treated through the flotation circuit to produce separate copper, lead and zinc concentrates containing payable gold and silver
●	Multiple mineralized vein systems across the Arista and Alta Gracia mines, providing opportunities for resource definition and expansion
●	Regional land package totaling 55,119 hectares and spanning approximately 55 kilometres along the San Jose structural corridor, with multiple, high-priority exploration targets
●	A 34,250-meter 2026 drilling program is underway with results to date highlighting several high-grade gold- and silver-mineralized zones.

The following figure shows the location of the Arista and Alta Gracia mines and the key exploration targets, Margaritas and El Rey.

TWO PRODUCING MINES – MULTIPLE OPPORTUNITIES FOR GROWTH

Arista: A Multi-Vein Underground Mining Complex

The Arista Mine is the principal producing underground operation at DDGM and hosts several polymetallic intermediate-sulphidation epithermal vein systems, including Arista, Three Sisters-Gloria, and Switchback. Mineralization is structurally controlled and contains gold and silver together with copper, lead, and zinc.

Mining and underground development are currently focused across several areas, including the Viridiana, Chuy, Splay 5 and Splay 31 veins within the Arista system, the Sandy veins within Three Sisters and the Soledad South and Sagrario veins within Switchback.

The Arista and Switchback systems have each demonstrated strike extents of more than 1.5 kilometres and remain open along strike and both up- and down-dip providing opportunities for continued resource definition and expansion. The Three Sisters-Gloria system has also emerged as an important new source of mine feed and exploration drilling target and remains open for further definition and expansion in multiple directions.

Commercial production at the Arista Mine began in 2010 with mining from the El Aguila open pit and subsequently transitioned to underground operation. Ore is transported approximately two kilometres to the El Aguila processing facility, where it is treated through the flotation circuit to produce separate copper, lead and zinc concentrates containing payable gold and silver.

Recent work has increasingly focused on Three Sisters-Gloria system, a relatively new discovery that has emerged as an important contributor to the future mine plan. Exploration drilling and development continue to demonstrate encouraging continuity, widths, and grades, while the system's location and geometry provide the potential for efficient underground development.

Alta Gracia: A Second Producing Underground Mine

The Alta Gracia Mine provides Goldgroup with a second producing underground operation within the DDGM district.

Mining is focused on the Mirador and Independencia vein systems and related structures. In contrast to the more polymetallic mineralization at Arista, Alta Gracia is characterized predominantly by silver-gold epithermal mineralization with relatively minor base-metal content.

Mining at Alta Gracia restarted on February 20, 2026. Ongoing drilling is focused on defining and extending the Mirador and Independencia vein systems and advancing additional targets, including the San Juan vein set.

Ore from Alta Gracia is transported to the El Aguila processing facility, where it is currently treated through the flotation circuit together with ore from Arista.

Alta Gracia provides an important second source of mine feed within the DDGM district, with opportunities for additional resource definition and expansion as mining, development, and drilling advance.

EXISTING PROCESSING INFRASTRUCTURE

A significant advantage of Don David is its established processing infrastructure.

The El Aguila mill has two processing circuits:

●	A differential flotation circuit designed primarily to process sulphide ore from the Arista operation; and
●	An agitated-leach circuit designed to process oxide material, including material from Mirador.

The flotation circuit has a nominal capacity of approximately 1,800 tonnes per day, while the agitated-leach circuit has a nominal capacity of approximately 300 tonnes per day. The flotation circuit produces separate copper, lead and zinc concentrates containing gold and silver.

This existing infrastructure provides an important foundation for future growth and means that exploration success has the potential to be developed within an established operating environment rather than requiring an entirely new greenfield processing facility.

CURRENT ACTIVITIES AT DON DAVID

Goldgroup is focused on advancing Don David through a combination of production optimization, underground development, resource definition, and exploration.

Following a significant operational improvement in 2025/2026, activities have included development and production in the Three Sisters area, replacement and upgrading of underground mining equipment, optimization of mining methods and continued drilling across multiple vein systems.

The Company has completed extensive underground grade-control, infill and localized expansion drilling at Three Sisters, particularly targeting the Sandy and Sadie vein sets. Additional drilling has tested several veins within the Arista system, including Splay 31, Candelaria, Marena, Santa Helena, Viridiana, and Marena North, as well as the Soledad South vein within the Switchback system.

The Company has also been implementing cut-and-fill mining methods in selected narrow-vein areas to reduce dilution and improve run-of-mine grades. In addition, new underground equipment has been acquired to replace portions of the aging fleet and improve mining availability and productivity.

In addition, several continuous improvement projects are underway in the Aguila processing facility to improve productivity, add processing capacity and improve recovery. The most notable projects completed or underway in 2026 are:

●	Completed the refurbishment and installation of four Knelson centrifugal gravity concentrators to recover free gold and silver.
●	Completed the refurbishment of a third ball mill, increasing nominal milling capacity by 200 tonnes per day (tpd)
●	Installation of a third tailings filter press to provide operational flexibility for preventive and corrective maintenance. The Company is projecting commissioning of the third filter press in early Q4 2026.
●	Upgraded the classification screens in the ball mill circuits and the hydrocyclone clusters

EXPLORATION REMAINS A MAJOR VALUE DRIVER

While DDGM is an established producer, Goldgroup believes the longer-term opportunity extends beyond the current mine plan. The district encompasses a large land position and numerous mineralized structures. Several of the known vein systems at Arista and Alta Gracia remain open in multiple directions, while the discovery and advancement of Three Sisters demonstrates the potential to identify and develop additional mineralized zones within the existing operating footprint.

The Company's exploration strategy is focused on three complementary objectives:

1. Resource definition – increasing confidence in known mineralization to support longer term mine planning;

2. Resource expansion – extending known vein systems along strike and at depth; and

3. Discovery – testing additional structures and targets across the broader DDGM district.

This combination of current production, established infrastructure and exploration potential provides a strong platform for Goldgroup as it advances its strategy of becoming a larger, diversified intermediate gold producer.

Javier Reyes, Chief Executive Officer of Goldgroup, commented, “Don David is much more than a single producing mine. It is a large, established mining complex with two producing underground mines, extensive underground infrastructure, a fully operational processing facility and multiple mineralized vein systems that continue to demonstrate significant upside.

“The progress at Three Sisters is particularly important because it illustrates what we believe makes Don David so compelling. We are taking discoveries within an existing operating environment and advancing new mineralized zones into production and the mine plan. At the same time, we continue to have opportunities to expand known resources at both the Arista and Alta Gracia underground mines and test additional targets across the broader property.

“Our objectives are to continue improving the operation, grow the resource base and unlock the significant exploration potential that exists around an established producing complex. We believe Don David provides Goldgroup with an exceptional platform from which to build a larger and more valuable precious metals producer.”

CORPORATE UPDATE

Change of Auditor

Goldgroup announces that Davidson & Company LLP (“Davidson”) has resigned as auditor and BDO USA, P.C. (“BDO”) has been appointed as the successor auditor, effective September 10, 2026. The Company will file a Notice of Change of Auditor in accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) in connection with the change of auditor. To the Company’s knowledge, there were no “reportable events” as such term is defined in NI 51-102 between the Company and Davidson.

Investor Relations Agreement

In addition, the Company announces that executives of the Goldgroup will be participating in a three-part interview series on The Jay Martin Show. The interviews are pursuant to an agreement with VRIC Media (“VRIC”) with an effective date of September 7, 2026. VRIC will receive a cash fee of US$100,000 in advance of the first interview being recorded. VRIC is based in Squamish, British Columbia and its President is Jay Martin. To the knowledge of the Company, both VRIC and Mr. Martin are arm’s length to the Company and currently do not own any securities of the Company, nor do they have any right or intent to acquire such securities, except as may be acquired through normal market transactions. The agreement with VRIC is subject to the acceptance of the TSX Venture Exchange (the “TSXV”).

The Jay Martin Show maintains a strong North American viewership, providing clients with significant access to the U.S. investor market. Based on consistent audience analytics, 65% of total impressions and viewership are from the United States, with additional international exposure across Canada, the United Kingdom, Germany, and Australia. This demographic composition positions the platform as one of the leading investor-focused media outlets within the global junior mining ecosystem. While the show’s audience is predominantly American, its international reach allows for brand visibility and investor engagement across multiple regions.

On behalf of the Board of Directors

"Javier Reyes"

Javier Reyes, Chairman and CEO

For more information:

+1 (604) 306-6867

410 – 1111 Melville St.

Vancouver, BC, V6E 3V6

www.goldgroupmining.com

ir@goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

ABOUT GOLDGROUP MINING INC.

Goldgroup Mining Inc. is a precious-metals producer and growth-oriented mining company with four 100%-owned assets across Mexico and the United States.

The Company owns and operates the Don David Gold Mine in Oaxaca, Mexico and the Cerro Prieto Gold Mine in Sonora, Mexico, while advancing the San Francisco Gold Project in Sonora toward a potential production restart and the Back Forty Project in Michigan toward development.

Goldgroup's strategy is focused on building a larger-scale intermediate precious-metals producer through a combination of production growth, exploration, mine optimization, project development, and disciplined capital allocation.

The Company is listed on the TSX Venture Exchange and NYSE American under the symbol “GORO” and on the Frankfurt Exchange under the symbol “55G.”

Qualified Person

The scientific and technical information contained in this news release was prepared under the supervision of and has been reviewed and approved by Christopher Richings, P.Eng, Vice President Technical Services of Goldgroup Mining Inc., a Qualified Person as defined by National Instrument 43-101. Mr. Richings is an employee of the Company and is not independent of the Company.

Cautionary Notes Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” within the meaning of applicable Canadian securities law and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe-harbour provisions of applicable Canadian and United States securities laws. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, as well as estimates and assumptions of management.

These forward-looking statements reflect Goldgroup's current internal projections, expectations or beliefs and are based on information currently available to Goldgroup. In some cases, forward-looking information can be identified by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “projects,” “potential,” “scheduled,” “forecast,” “budget” or the negative of those terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information in this news release includes, but is not limited to, statements regarding the anticipated benefits of the combination with Gold Resource, the integration of the businesses, future production and growth opportunities, exploration and drilling programs, mineral resource expansion, mine-life extension, the potential restart of the San Francisco Gold Project, the advancement and development of the Back Forty Project, the outcome of discussions relating to the Back Forty stream agreements, future operational and development milestones, and the Company’s growth strategy and objectives.

Forward-looking information is based on a number of assumptions that management believes are reasonable as of the date of this news release, including assumptions regarding the successful integration of the businesses, the availability of financing, personnel and equipment, the receipt of required permits and approvals, prevailing commodity prices, and the Company’s ability to execute its exploration, development and operating plans.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking information, including, risks relating to integration of the combined business, exploration and development activities, permitting and regulatory approvals, operating performance, commodity prices, financing, the Back Forty stream agreements, and general economic, market and industry conditions. Additional information regarding these and other risk factors and uncertainties is disclosed in Goldgroup's annual information form dated June 10, 2026, and other continuous disclosure materials available under the Company's profile on SEDAR+ at www.sedarplus.ca. Any and all of the forward-looking information contained in this news release is qualified by these cautionary statements.

Although Goldgroup believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Goldgroup expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as may be required by, and in accordance with, applicable securities laws.